UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
NOVEMBER 18, 2009
Commission File Number: 001-34423
CDC Software Corporation

(Translation of Registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)
Unit 706-707, Building 9
No. 5 Science Park West Avenue
Hong Kong Science Park
Shatin, New Territories
Hong Kong

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit	Description

1.01	Press release dated November 18, 2009 CDC Software to Hold Third Quarter 2009 Earnings Call on November 23, 2009 at 8:00 AM EST

1.02	Press release dated November 20, 2009 CDC Software Completes Definitive Agreement to Acquire Truition, a Leading SaaS e-Commerce Software Provider

1.03	Press release dated November 23, 2009 CDC Software Revises Full Year Profit Guidance Upward

1.04	Press release dated November 23, 2009
CDC Software Reports $0.33 in Non-GAAP Earnings Per Share for the Third Quarter of 2009 and Operating Cash Flow of $19.2 million, Up Over 200 Percent Year Over Year

1.05	Press release dated November 30, 2009 CDC Software Completes Definitive Agreement to Acquire gomembers, a Leading Provider of SaaS Enterprise Solutions for the Not-For-Profit Market

1.06	Press release dated December 2, 2009 CDC Software Completes Acquisitions of Truition and gomembers

1.07	Press release dated December 17, 2009 CDC Software Announces the Implementation of CDC Factory at B&G Foods, a Leading Manufacturer of Popular Grocery Brands

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 18, 2009

CDC Software Corporation
By:	/s/ Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	General Counsel

EXHIBIT INDEX

Exhibit	Description

1.01	Press release dated November 18, 2009 CDC Software to Hold Third Quarter 2009 Earnings Call on November 23, 2009 at 8:00 AM EST

1.02	Press release dated November 20, 2009 CDC Software Completes Definitive Agreement to Acquire Truition, a Leading SaaS e-Commerce Software Provider

1.03	Press release dated November 23, 2009 CDC Software Revises Full Year Profit Guidance Upward

1.04	Press release dated November 23, 2009
CDC Software Reports $0.33 in Non-GAAP Earnings Per Share for the Third Quarter of 2009 and Operating Cash Flow of $19.2 million, Up Over 200 Percent Year Over Year

1.05	Press release dated November 30, 2009 CDC Software Completes Definitive Agreement to Acquire gomembers, a Leading Provider of SaaS Enterprise Solutions for the Not-For-Profit Market

1.06	Press release dated December 2, 2009 CDC Software Completes Acquisitions of Truition and gomembers

1.07	Press release dated December 17, 2009 CDC Software Announces the Implementation of CDC Factory at B&G Foods, a Leading Manufacturer of Popular Grocery Brands